Filed under Rule 433

File No. 333-277448-01

Final Term Sheet

Arizona Public Service Company

$250,000,000 5.70% Notes due 2034

$700,000,000 5.90% Notes due 2055

August 12, 2025

Issuer:	Arizona Public Service Company
Expected Ratings (Moody’s / S&P / Fitch):	Baa1 (stable) / BBB+ (stable) / A- (stable) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Trade Date:	August 12, 2025
Settlement Date:	August 15, 2025 (T+3)
Security:	5.70% Notes due 2034 (the “New 2034 Notes”) which will be part of the same series of debt securities issued on May 9, 2024 by the Issuer in the amount of $450,000,000 (the “Initial 2034 Notes”)	5.90% Notes due 2055
Principal Amount:	$250,000,000	$700,000,000
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2026	February 15 and August 15, commencing February 15, 2026
Maturity Date:	August 15, 2034	August 15, 2055
Interest Rate:	5.70%	5.90%
Benchmark Treasury:	4.250% due August 15, 2035	4.750% due May 15, 2055
Benchmark Treasury Price / Yield:	99-20+ / 4.295%	97-27 / 4.888%
Spread to Benchmark Treasury:	+90 basis points	+105 basis points
Re-Offer Yield:	5.195%	5.938%
Public Offering Price:	103.521%	99.471%
Optional Redemption:	Make-whole call at any time prior to May 15, 2034 at Treasury rate plus 20 basis points and, thereafter, at par	Make-whole call at any time prior to February 15, 2055 at Treasury rate plus 20 basis points and, thereafter, at par

Qualified Reopening:	The offering of the New 2034 Notes is expected to qualify as a “qualified reopening” of the Initial 2034 Notes under U.S. Treasury regulations; see “Certain Material United States Federal Income Tax Consequences—Qualified Reopening of the Initial 2034 Notes” in the Preliminary Prospectus Supplement dated August 12, 2025	N/A
CUSIP/ISIN:	040555 DH4 / US04055DH45	040555 DJ0 / US040555DJ01
Joint Book-Running Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Co-Manager:	Academy Securities, Inc.

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at 888-603-5847, BMO Capital Markets Corp. toll-free at 888-200-0266, BofA Securities, Inc. toll-free at 800-294-1322 or by email at dg.prospectus_requests@bofa.com, Mizuho Securities USA LLC toll-free at 866-271-7403, MUFG Securities Americas Inc. toll-free at 877-649-6848, PNC Capital Markets LLC toll-free at 855-881-0697, TD Securities (USA) LLC toll-free at 855-495-9846, Truist Securities, Inc. toll free at 800-685-4786 or Wells Fargo Securities, LLC toll-free at 800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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